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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                SCHEDULE 14D-1

                            Tender Offer Statement
                      Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934

                               ---------------

                   Supermarkets General Holdings Corporation
                           (Name of Subject Company)

                               ---------------

                     Koninklijke Ahold N.V. (Royal Ahold)
                                 Croesus, Inc.
                              Ahold U.S.A., Inc.
                            Ahold Acquisition, Inc.
                                   (Bidders)

                               ---------------

 $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value 0.01 per share
                        (Title of Class of Securities)

                               ---------------

                                   86844620
                     (CUSIP Number of Class of Securities)

                               ---------------

                            Mr. Paul P.J. Butzelaar
                            Koninklijke Ahold N.V.
                               Albert Heijnweg 1
                       1507 EH Zaandam, The Netherlands
                              011-31-75-659-5671
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                               ---------------

                                   Copy to:

                              John M. Reiss, Esq.
                               White & Case LLP
                          1155 Avenue of the Americas
                           New York, New York 10036
                                (212) 819-8200

                           CALCULATION OF FILING FEE

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
                                                                    Amount of
         Transaction                                                  Filing
         Valuation*                                                   Fee**
------------------------------------------------------------------------------
       $187,068,165.75                                              $37,413.63

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 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 4,890,671 Shares at a price of U.S. $38.25 net per Share in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the Transaction Value.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid: _____________    Filing Party: _______________________
Form or Registration No.: ___________    Date Filed: _________________________

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

                                 SCHEDULE 14D-1

CUSIP No. 86844620


     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Koninklijke Ahold N.V.

----------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [_]
          (b) [X]

----------------------------------------------------------------------

     3.   SEC USE ONLY


----------------------------------------------------------------------

     4.   SOURCE OF FUNDS

            N/A

----------------------------------------------------------------------

     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(e) or 2(f) [_]

----------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands

----------------------------------------------------------------------

     7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

----------------------------------------------------------------------

     8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES [_]

----------------------------------------------------------------------

     9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            0.0%

----------------------------------------------------------------------

    10.   TYPE OF REPORTING PERSON

            CO


                                 SCHEDULE 14D-1

CUSIP No. 86844620


     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Croesus, Inc.

----------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [_]
          (b) [X]

----------------------------------------------------------------------

     3.   SEC USE ONLY


----------------------------------------------------------------------

     4.   SOURCE OF FUNDS

            BK

----------------------------------------------------------------------

     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(e) or 2(f) [_]

----------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware

----------------------------------------------------------------------

     7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

----------------------------------------------------------------------

     8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES [_]

----------------------------------------------------------------------

     9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            0.0%

----------------------------------------------------------------------

    10.   TYPE OF REPORTING PERSON

            CO


                                 SCHEDULE 14D-1

CUSIP No. 86844620


     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Ahold U.S.A., Inc.

------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [_]
          (b) [X]

------------------------------------------------------------------

     3.   SEC USE ONLY

------------------------------------------------------------------

     4.   SOURCE OF FUNDS

            AF

------------------------------------------------------------------

     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(e) or 2(f) [_]

------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware

------------------------------------------------------------------

     7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

            0

------------------------------------------------------------------

     8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES [_]

------------------------------------------------------------------

     9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            0.0%

------------------------------------------------------------------

    10.   TYPE OF REPORTING PERSON

            CO


                                 SCHEDULE 14D-1

CUSIP No. 86844620


     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Ahold Acquisition, Inc.

------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [_]
          (b) [X]

------------------------------------------------------------------

     3.   SEC USE ONLY

------------------------------------------------------------------

     4.   SOURCE OF FUNDS

            AF

------------------------------------------------------------------

     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(e) or 2(f) [_]

------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware

------------------------------------------------------------------

     7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

            0

------------------------------------------------------------------

     8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES [_]

------------------------------------------------------------------

     9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            0.0%

------------------------------------------------------------------

    10.   TYPE OF REPORTING PERSON
            CO

Item 1. Security and Subject Company.

  (a) The name of the subject company is Supermarkets General Holdings Corporation, a Delaware corporation (the "Company"). The address of its principal executive offices is 200 Milik Street, Carteret, New Jersey 07008.

  (b) This Statement relates to the offer by Ahold Acquisition, Inc., a Delaware corporation (the "Purchaser"), to purchase all of the issued and outstanding $3.52 cumulative exchangeable redeemable preferred stock, par value $0.01 per share, of the Company (the "Shares") at a price of $38.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 15, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares and consideration being offered therefor is set forth in the Introduction of the Offer to Purchase and is incorporated herein by reference.

  (c) The information concerning the principal markets in which the Shares are traded and the market quotations for the Shares for each quarterly period during the past two years set forth in Section 6--"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d), (g) This Statement is being filed by the Purchaser, Ahold U.S.A., Inc., a Delaware corporation ("Ahold U.S.A."), Croesus, Inc., a Delaware corporation ("Croesus") and Koninklijke Ahold N.V. (also referred to as Royal Ahold), a corporation organized under the laws of The Netherlands ("Parent"). The Purchaser is a direct wholly-owned subsidiary of Ahold U.S.A. and a subsidiary of each of Croesus and Parent. Information concerning the principal business and the address of the principal offices of the Purchaser, Ahold U.S.A., Croesus and Parent is set forth in Section 8--"Certain Information Concerning the Purchaser, Ahold U.S.A., Croesus and Parent" of the Offer to Purchase and is incorporated herein by reference.

  (e), (f) During the last five years, none of Parent, Croesus, Ahold U.S.A. or the Purchaser, or to the best knowledge of Parent, Croesus, Ahold U.S.A. and the Purchaser, none of the members of the Supervisory Board or the Corporate Executive Board or the executive officers of Parent, and none of the directors or executive officers of Croesus, Ahold U.S.A. or the Purchaser, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a)-(b) The information set forth in the Introduction, Section 10-- "Background of the Offer; Contacts with the Company" and Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a)-(c) The information set forth in Section 9--"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  (a)-(g) The information set forth in the Introduction and Section 10-- "Background of the Offer; Contacts with the Company", Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements", Section 12--"Dividends and Distributions" and Section 13--"Effect of the Offer on the Market for the Shares; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a)-(b) The information set forth in the Introduction, Section 8--"Certain Information Concerning the Purchaser, Ahold U.S.A., Croesus and Parent" and
Section 10--"Background of the Offer; Contacts with the Company" and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in the Introduction, Section 10--"Background of the Offer; Contacts with the Company", Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements", Section 9--"Source and Amount of Funds" and Section 15--"Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in Section 16--"Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  The information set forth in Section 8--"Certain Information Concerning the Purchaser, Ahold U.S.A., Croesus and Parent" of the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information.

  (a) The information set forth in Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in Section 15--"Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 13--"Effect of the Offer on the Market for the Shares; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the entire text of each of the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

 Exhibit Number Description
 -------------- -----------
 Exhibit (a)(1) Offer to Purchase.
 Exhibit (a)(2) Letter of Transmittal.
 Exhibit (a)(3) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
 Exhibit (a)(4) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.
 Exhibit (a)(5) Press Release, dated March 9, 1999 announcing the tender offer.
 Exhibit (a)(6) Form of newspaper advertisement, dated March 15, 1999, published in the Wall Street Journal.
 Exhibit (a)(7) Notice of Guaranteed Delivery.
 Exhibit (a)(8) Guidelines for Substitute Form W-9.
 Exhibit (b)(1) Amended and Restated U.S.$1,000,000,000 Multicurrency Revolving
                Credit Agreement, dated December 18, 1996, amended and restated
                on September 7, 1998, by and between Koninklijke Ahold N.V.,
                Ahold U.S.A., Inc., ABN AMRO Bank N.V., Chase Investment Bank
                Limited and J.P. Morgan Securities Ltd. as Arrangers, The Chase
                Manhattan Bank as Facility, Swing-Line, Letter of Credit and
                Short Term Advances Agent, Chase Manhattan International
                Limited as Multicurrency Facility Agent and certain financial institutions named therein.
 Exhibit (c)(1) Confidentiality Letter Agreement, dated as of December 30,
                1998, between SMG-II Holdings Corporation and Koninklijke Ahold
                N.V.
 Exhibit (c)(2) Stockholders Agreement, dated as of March 9, 1999, by and among
                Koninklijke Ahold N.V., Ahold Acquisition, Inc. and the
                Stockholders listed on Exhibit 1 thereto.
 Exhibit (c)(3) Agreement and Plan of Merger, dated as of March 9, 1999, by and among Koninklijke Ahold N.V., Ahold Acquisition, Inc. and SMG-
                II Holdings Corporation.
 Exhibit (c)(4) Stock Purchase Agreement, dated as of March 9, 1999 by and among Koninklijke Ahold N.V., Ahold Acquisition, Inc., SMG-II
                Holdings Corporation and PTK Holdings, Inc.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 1999                     KONINKLIJKE AHOLD N.V.

                                          By: /s/ R. G. Tobin
                                             ----------------------------------
                                             Name: R.G. Tobin
                                             Title:  Executive Vice President

Dated: March 15, 1999                     CROESUS, INC.

                                          By: /s/ R. G. Tobin
                                             ----------------------------------
                                             Name: R.G. Tobin
                                             Title:  Authorized Signatory

Dated: March 15, 1999                     AHOLD U.S.A., INC.

                                          By: /s/ R. G. Tobin
                                             ----------------------------------
                                             Name: R. G. Tobin
                                             Title:  President and Chief
                                                   Executive Officer

Dated: March 15, 1999                     AHOLD ACQUISITION, INC.

                                          By: /s/ R. G. Tobin
                                             ----------------------------------
                                             Name: R. G. Tobin
                                             Title:  President